
December 12, 2011

Via E-mail
Kunwu Li
President & Chief Executive Officer
China Intelligence Information Systems, Inc.
11th Floor Tower B1, Yike Industrial Base, Shunhua Rd.
High-tech Industrial Development Zone
Jinan, China 250101

> **Re: China Intelligence Information Systems, Inc.**
> **Item 4.01 and Item 4.02 Form 8-K**
> **Filed November 17, 2011**
> **File No. 333-131017**

Dear Mr. Li:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief